UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IntelGenx Technologies Corp.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

45822R101

(CUSIP Number)

Ryan Barrett

ATAI Life Sciences AG

Wallstraße 16,

10179 Berlin, Germany

+49 (0) 89 2153 9035

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45822R101	13D	Page 1 of 11 pages

1	Names of Reporting Persons ATAI Life Sciences N.V.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,679,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,679,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,679,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.2%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 2 of 11 pages

1	Names of Reporting Persons ATAI Life Sciences AG
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Germany

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 257,679,100
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 257,679,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 257,679,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 65.2%
14	Type of Reporting Person CO

CUSIP No. 45822R101	13D	Page 3 of 11 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 24, 2021 (as amended, the “Schedule 13D”) and relates to the shares of common stock, par value $0.00001 per share (the “Common Stock”), of IntelGenx Technologies Corp., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Schedule 13D is being filed by the following entities (each a “Reporting Person” and collectively, the “Reporting Persons”):

ATAI Life Sciences N.V. (“ATAI NV”)

ATAI Life Sciences AG (“ATAI AG”)

ATAI AG is organized under the laws of Germany, and ATAI NV is organized under the laws of the Netherlands. The Reporting Persons are principally engaged in the business of acquiring and developing innovative mental health treatments. The address of the Reporting Persons is Wallstraße 16, 10179 Berlin, Germany.

Information with respect to the directors and officers of the Reporting Persons (collectively, the “Related Persons”), including the name, business address, present principal occupation or employment and citizenship of each of the Related Persons is listed on the attached Schedule A, which is incorporated herein by reference.

During the last five years, none of the Reporting Persons or Related Persons (i) have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 below with respect to the Offering, the Units, the Convertible Promissory Notes and the Warrants (each, as defined below) is incorporated herein by reference. ATAI AG used working capital to fund purchases of the Units.

CUSIP No. 45822R101	13D	Page 4 of 11 pages

Item	4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Subscription Agreement

On August 31, 2023 (the “Closing Date”), pursuant to the terms of a subscription agreement, dated as of the Closing Date (the “Subscription Agreement”), by and among ATAI AG and the Issuer, ATAI AG purchased from the Issuer 2,220 units of the Issuer (the “Units”), with each Unit consisting of (i) $1,000 principal amount convertible promissory note (the “Convertible Promissory Notes”) and (ii) 5,405 warrants to purchase shares of Common Stock (the “Warrants”), for aggregate consideration of $2,220,000 (the “Offering”). In addition, pursuant to the Subscription Agreement, ATAI AG committed to subscribe for an additional 750 Units for additional aggregate proceeds of $750,000 on the same terms, subject to the Issuer obtaining the Shareholder Approvals (as defined below).

The Convertible Promissory Notes bear an interest rate of 12.0% per annum, payable quarterly, with all principal and accrued interest convertible into common shares of the Issuer (with a minimum conversion amount of $10,000) until the maturity date of August 31, 2026. The Convertible Promissory Notes are convertible into shares of Common Stock at the option of the holder at a price of $0.185 (the “Conversion Price”). The Warrants entitle ATAI AG to purchase shares of Common Stock at a price of $0.26 per share until August 31, 2026.

Each of the Convertible Promissory Notes and the Warrants contain provisions (the “Blocker Provision”) limiting the aggregate number of shares that may be issuable in connection with a conversion or exercise, respectively, until the Issuer obtains the Shareholder Approvals, as described below.

The Letter Agreement

On the Closing Date, in connection with the Subscription Agreement, ATAI AG, the Issuer and IntelGenx Corp. (“IntelGenx”) entered into a letter agreement (the “Letter Agreement”), pursuant to which the Issuer made certain covenants to ATAI AG, as described further below, including covenants to use the proceeds of the Offering to fund the Issuer’s wholly owned Canadian subsidiary to continue formulation and development efforts related to ongoing collaborations between the Issuer and ATAI AG.

Amendment to Amended and Restated Loan Agreement

On the Closing Date, the Issuer entered into an amendment (the “First Amendment”) to the Amended and Restated Loan Agreement dated as of September 14, 2021 (the “Loan Agreement”) between IntelGenx Corp., as borrower, and ATAI AG, as lender pursuant to which, among other things, the maturity date of the Loan Agreement was extended from January 5, 2024 to January 5, 2025, and IntelGenx Corp. granted additional security to ATAI AG over any of its non-licensed intellectual property.

CUSIP No. 45822R101	13D	Page 5 of 11 pages

Pursuant to the Letter Agreement, the Issuer, IntelGenx and ATAI AG agreed, subject to obtaining approval of the Toronto Stock Exchange (the “TSX”), to enter into a second amendment to the Loan Agreement (the “Second Amendment”) to provide, among other things, for the ability for ATAI AG to convert the principal and accrued interest outstanding under the Loan Agreement into shares of Common Stock at the Conversion Price (the “Conversion Feature”). Assuming the Second Amendment is entered into between the Issuer and ATAI AG prior to the Shareholder Approvals being obtained, the Second Amendment will include the same Blocker Provision as those included in the Convertible Promissory Notes and the Warrants.

Call Option

Pursuant to the Letter Agreement, the Issuer and ATAI AG agreed, subject to obtaining TSX approval and the Shareholder Approvals, to enter into an amendment (the “Subscription Agreement Amendment”) to the Subscription Agreement to provide ATAI AG with the right (the “Call Option”) to purchase up to an additional 6,013 Units (the “Call Option Units”) at any time prior to August 31, 2026. The Call Option Units, to the extent ATAI AG exercises the Call Option in whole or in part, will be issued on the same terms as the Units issued in the Offering, including with respect to the Conversion Price, maturity date, interest rate, and the number of Warrants issued in connection therewith. The Subscription Agreement Amendment will provide that the issuance of any Call Option Units will result in a corresponding reduction in ATAI AG’s remaining purchase right pursuant to the Amended and Restated Securities Purchase Agreement, dated May 14, 2021, with such right to be reduced by the number of shares of Common Stock issuable upon the conversion of the principal amount outstanding under such issued Call Option Units.

Shareholder Approvals

Unless shareholder approval is obtained in accordance with the rules of the TSX, (i) the aggregate number of shares of Common Stock issuable in connection with the Offering (upon conversion of the Convertible Promissory Notes, exercise of the Warrants and/or the payment of interest on the Convertible Promissory Notes in shares of Common Stock, as the case may be) is limited to 43,664,524 shares of Common Stock, which equals 24.99% of the issued and outstanding shares of Common Stock (on a non-diluted basis) as of the Closing Date (the “General Cap”), and (ii) the aggregate number of shares of Common Stock that may be issued to “insiders” of the Issuer (as such term is defined in the policies of the TSX) pursuant to the Offering (upon conversion of the Convertible Promissory Notes, exercise of the Warrants and/or the payment of interest on the Convertible Promissory Notes in shares of Common Stock, as the case may be), is limited to 17,465,809 shares of Common Stock, which equals 9.99% of the issued and outstanding shares of Common Stock as of the Closing Date (the “Insider Cap”).

Pursuant to the Letter Agreement, and in accordance with the terms of the Convertible Promissory Notes and the Warrants, the Issuer agreed to seek within 10 days of the Closing Date (i) shareholder approval of the issuance of shares of Common Stock in connection with the Offering (upon conversion of the Convertible Promissory Notes, exercise of the Warrants and/or the payment of interest on the Convertible Promissory Notes in shares of Common Stock, as the case may be) above the General Cap, in accordance with Section 607(g)(i) of the TSX Company Manual (the “General Shareholder Approval”), and (ii) disinterested shareholder approval of the

CUSIP No. 45822R101	13D	Page 6 of 11 pages

issuance of shares of Common Stock to “insiders” of the Issuer (as such term is defined in the policies of the TSX), as of the Closing Date, pursuant to the Offering (upon conversion of the Convertible Promissory Notes, exercise of the Warrants and/or the payment of interest on the Convertible Promissory Notes in shares of Common Stock, as the case may be) above the Insider Cap, in accordance with Section 607(g)(ii) of the TSX Company Manual (the “Insider Shareholder Approval” and together with the General Shareholder Approval, the “Shareholder Approvals”).

Voting Support Agreements

Pursuant to the Letter Agreement, within ten days of the Closing Date, the Issuer will cause any directors and/or executive officers of the Issuer that hold greater than 1% of the issued and outstanding shares of Common Stock to enter into voting support agreements (the “Voting Support Agreements”), with such agreements to be in the form agreed to between the Issuer and ATAI AG, pursuant to which such directors and/or executive officers will agree to vote any shares of Common Stock held or controlled by them in favor of the Shareholder Approvals.

The foregoing descriptions of the Subscription Agreement, the Convertible Promissory Note, the Warrants, the Letter Agreement and the First Amendment do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; security offerings and/or stock repurchases by the Issuer; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

To facilitate their consideration of such matters, the Reporting Persons may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons will likely take some or all of the foregoing steps at preliminary stages in their consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

CUSIP No. 45822R101	13D	Page 7 of 11 pages

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 174,658,097 shares of Common Stock outstanding as of August 13, 2023, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 14, 2023.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
ATAI Life Sciences N.V.	257,679,100	65.2%	0	257,679,100	0	257,679,100
ATAI Life Sciences AG	257,679,100	65.2%	0	257,679,100	0	257,679,100

ATAI AG is the record holder of 37,300,000 shares of Common Stock, and the beneficial owner of an aggregate 208,379,100 shares of Common Stock underlying various Warrants exercisable within 60 days of the date hereof and 12,000,000 shares of Common Stock underlying Convertible Promissory Notes convertible within 60 days of the date hereof.

ATAI AG is a wholly owned subsidiary of ATAI NV, and as a result, ATAI NV may be deemed to share beneficial ownership of the securities held of record by ATAI AG.

(c)	Except as otherwise disclosed herein, during the past 60 days, none of the Reporting Persons nor Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 45822R101	13D	Page 8 of 11 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 summarizes certain provisions of the Subscription Agreement, the Convertible Promissory Note, the Warrants, the Letter Agreement and the First Amendment, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, neither of the Reporting Persons nor any Scheduled Person has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 45822R101	13D	Page 9 of 11 pages

Item7.	Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

99.8	Subscription Agreement, dated as of August 31, 2023, by and between ATAI Life Sciences AG and IntelGenx Technologies Corp. (filed herewith).

99.9	Letter Agreement, dated as of August 31, 2023, by and among ATAI Life Sciences AG, IntelGenx Technologies Corp. and IntelGenx Corp. (filed herewith).*

99.10	Form of 12% Convertible Promissory Note (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 31, 2023).

99.11	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 31, 2023).

99.12	First Amendment to the Amended and Restated Loan Agreement between IntelGenx Technologies Corp. and ATAI Life Sciences AG, dated August 31, 2023 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on August 31, 2023).

* Certain information has been omitted because it is both (i) not material and (ii) is the type that the reporting person treats as private or confidential.

CUSIP No. 45822R101	13D	Page 10 of 11 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    September 5, 2023

ATAI LIFE SCIENCES N.V.

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

ATAI LIFE SCIENCES AG

By:	/s/ Florian Brand
Name:	Florian Brand
Title:	Chief Executive Officer

CUSIP No. 45822R101	13D	Page 11 of 11 pages

SCHEDULE A

The name, present principal occupation or employment, business address and citizenship of each of the executive officers and directors of the Reporting Persons are set forth below.

ATAI Life Sciences AG

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Florian Brand	Co-Founder, Chief Executive Officer and Director	Wallstraße 16, 10179 Berlin, Germany	Germany
Stephen Bardin	Chief Financial Officer	Wallstraße 16, 10179 Berlin, Germany	United States
Sabrina Martucci Johnson	Chair	Wallstraße 16, 10179 Berlin, Germany	United States
Amir Kalali, M.D.	Director	Wallstraße 16, 10179 Berlin, Germany	United States, Italy
Andrea Heslin Smiley	Director	Wallstraße 16, 10179 Berlin, Germany	United States

ATAI Life Sciences N.V.

Name	Present Principal Occupation or Employment	Business Address	Citizenship
Florian Brand	Co-Founder, Chief Executive Officer and Director	Wallstraße 16, 10179 Berlin, Germany	Germany